Exhibit 12.2 Statements Re. Computation of Ratios

POTOMAC ELECTRIC POWER COMPANY

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(millions of dollars)

Net income	$106	$116	$125	$85	$165

Income tax expense (a)	76	64	62	58	128

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	103	95	86	77	83
Other interest	11	11	12	13	14
Preferred dividend requirements of a subsidiary trust	—	—	—	—	—

Total fixed charges	114	106	98	90	97

Income before income tax expense and fixed charges	$296	$286	$285	$233	$390

Ratio of earnings to fixed charges	2.60	2.70	2.91	2.59	4.04

Total fixed charges, shown above	114	106	98	90	97

Preferred dividend requirements, adjusted to a pre-tax amount	—	—	—	2	2

Total fixed charges and preferred dividends	$114	$106	$98	$92	$99

Ratio of earnings to fixed charges and preferred dividends	2.60	2.70	2.91	2.54	3.94

(a)	Concurrent with the adoption of FIN 48 in 2007, amount includes interest on uncertain tax positions.